UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of June 2008
Commission File Number 001-33444
Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On June 18, 2008, Eurand N.V. (the “Company”) issued a press release describing regulatory developments relating to its product candidate EUR-1008 (Zentase®). The Company announced that the U.S. Food and Drug Administration (“FDA”) has issued an “approvable” letter for EUR-1008 (Zentase®). An approvable letter describes the information or material FDA requires or the conditions the applicant is asked to meet prior to obtaining approval. As a practical matter, the approvable letter serves in most instances as a mechanism for resolving outstanding issues on drugs that are about to be approved and marketed. A copy of the Company’s press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.
EXHIBIT INDEX

99.1	Press Release titled “Eurand Receives Approvable Letter from FDA for EUR-1008 (Zentase®)”, dated June 18, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2008	EURAND N.V.
	By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer & Secretary